EXHIBIT 3.113
COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION
ARTICLES OF ORGANIZATION OF
ABS LINCS, LLC
        The undersigned, pursuant to Chapter 12 of Title 13.1 of the Code of Virginia, states as follows:
1.	The name of the limited liability company is:

ABS LINCS, LLC.

2.	The address of the initial registered office is:

240 Corporate Boulevard, Norfolk, Virginia, 23502, which is located in the city of Norfolk.

3.	The registered agent’s name is Rebecca H. White, whose business address is identical to the registered office. The initial registered agent is an individual who resides in the Commonwealth of Virginia and who is an officer of the corporation that is a member of the limited liability company.

4.	The post office address of the principal office of the limited liability company where the records will be maintained pursuant to Virginia Code Section 13.1-1028 is: 240 Corporate Boulevard, Norfolk, Virginia 23502.

5.	The limited liability company shall be managed by one or more managers elected by the members and only such managers, and not the members, shall have any power or authority to act for or on behalf of or to bind the limited liability company.

6.	The operating agreement of the limited liability company shall be in writing, and may only be amended by an instrument in writing.

7.	To the full extent that the Virginia Limited Liability Company Act (the “Act”), as it exists on the date hereof or may hereinafter be amended, permits the limitation or elimination of the liability of a Member and Manager, a Member or Manager of the limited liability company shall not be liable to the limited liability company or its Members for monetary damages. If elimination of the liability is not permitted, the limitation of liability shall be (1) $1.00 or the minimum amount allowed to be stated by such Act if a specific dollar amount is required to be stated or (2) the full extent of the limitation set forth in such Act if no specific dollar amount is required to be stated.

The limited liability company shall indemnify an individual made a party to a proceeding because he is or was a Member or Manager of the limited liability company against liability incurred in the proceeding if he conducted himself in good faith, and he believed, in the case of his conduct in his official capacity with the limited liability company, that his conduct was in its best interest; and in all other cases, that his conduct was at least not opposed to its best interests and in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The determination whether a Member or Manager has met this standard of conduct shall be determined in the manner fixed by statute with respect to statutory indemnification. The limited liability company may not indemnify (1) in connection with a proceeding by or in the right of the limited liability company in which the Member or Manager was adjudged liable to the limited liability company, or (2) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

The limited liability company shall pay for or reimburse the reasonable expenses incurred by a Member or Manager who is party to a proceeding in advance of final disposition of the proceeding if (1) the Member or Manager furnishes the limited liability company a written statement of his good faith belief that he has met the standard of conduct described herein, (2) the Member or Manager furnishes the limited liability company a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct, and (3) a determination is made that the facts then known to those making the determination would not preclude indemnification.

All terms defined in Article 10 of the Virginia Stock Corporation Act as adopted by reference in the Act, and as enacted and in effect on the date of these articles of organization, shall have the same meaning when used in this article. In the event that any provision of this article is determined to be unenforceable as being contrary to public policy, the remaining provisions shall continue to be enforced to the maximum extent permitted by law. Any indemnification under this article shall apply to a person who has ceased to have the capacity referred to herein, and may inure to the benefit of the heirs, executors and administrators of such a person. Any amendment to or repeal of this item number 7 shall not adversely affect any right or protection of a Member or Manager of the limited liability company for or with respect to any acts or omissions of such Member or Manager occurring prior to such amendment or repeal. Notwithstanding the foregoing, payments under this section with respect to a claim for indemnification shall be reduced to the extent the Member or Manager has not made reasonable efforts to reduce the amount of an indemnified loss by seeking contributions from other sources.

8.	Signature:

/s/ Rebecca H. White
Rebecca H. White, Organizer

Dated: February 10, 2003

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